

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

Via E-mail
Mr. Edward Hayes, President and Director
Cassidy Ventures Inc.
#358 - 315 Place d'Youville
Montreal, Quebec
Canada H2Y 0A4

> **Re:** **Cassidy Ventures Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 25, 2011**
> **File No. 333-176939**

Dear Mr. Hayes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note your response to comment 2 from our letter dated October 11, 2011. When you discuss your Mobert property on page 4 of the prospectus summary, please disclose that no one from the company nor your geologist has ever visited this property. Please also include a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

2. Please disclose the information from your response to comment 3 from our letter dated October 11, 2011 in your prospectus summary.

<u>Selling Security Holders, page 11</u>

3.   We note your response to comment 10 from our letter dated October 11, 2011. It appears that footnote 2 is inconsistent with footnote 1. Please clarify, if true, that unless otherwise indicated, no selling security holder is an immediate family member of one of your executive officers and/or directors or otherwise has a material relationship with the Company or its affiliates.

<u>Description of Business, page 15</u>

4.   Please disclose the information from your response to comment 11 from our letter dated October 11, 2011.

<u>Financial Statements</u>

<u>General</u>

5.   We expect that you will need to update your financial statements to comply with Rule 8-08 of Regulation S-X.

<u>Exhibits</u>

6.   Please obtain and file an updated auditor's consent with each amendment to your registration statement to comply with Item 601 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551- 3706, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
        Thomas E. Puzzo
        Law Offices of Thomas E. Puzzo, PLLC